Exhibit 99.(a)(1)(D)

ELECTION FORM

I have received the Offer to Amend documents relating to Conor Medsystem, Inc.’s (“Conor”) offer to amend certain stock options granted to certain of its employees (the “Offer”). I understand that “Eligible Option(s)” consist of options to purchase Conor common stock granted under the Conor Medsystems, Inc. 1999 Stock Plan and the Conor Medsystems, Inc. 2004 Equity Incentive Plan, which is an amendment and restatement of the 1999 Stock Plan (collectively, the “Plan”), as amended, that (a) have vested or will vest on or after January 1, 2005, (b) were granted between June 1, 2003 and December 14, 2004, and (c) are still outstanding on the date the Offer expires.

I understand that if I elect to amend my Eligible Option(s), my option expiration date will be amended as follows:

1.	Shares Vesting or Vested on or prior to December 31, 2006—New Expiration Date: December 31, 2007

2.	Shares Vesting in Calendar Year 2007—New Expiration Date: March 15, 2008

3.	Shares Vesting in Calendar Year 2008—New Expiration Date: March 15, 2009

Eligible Options that have vested or will become vested on or prior to December 31, 2006 shall not be exercisable prior to January 1, 2007, but shall become exercisable on January 1, 2007, and shall expire on December 31, 2007 (or on the expiration date specified in the award agreement, if such expiration date occurs prior to December 31, 2007). Eligible Options that will become vested on or following January 1, 2007 shall not be exercisable prior to vesting and shall expire on March 15 of the calendar year following the calendar year of vesting (or on the expiration date specified in the award agreement, if such expiration date occurs prior to such March 15). The foregoing together constitute the “Amended Exercise Schedule.”

Notwithstanding the Amended Exercise Schedule, the Offer also provides that upon a Change of Control (as defined in the Conor Medsystems, Inc. 1999 Stock Plan, but only if the Change of Control is also described in Section 409A(a)(2)(A)(v) of the Internal Revenue Code, as amended), each Eligible Option that you elect to amend (an “Amended Option”) will become immediately vested and exercisable and will be canceled, to the extent not exercised, upon consummation of the Change of Control, and the holder thereof, to the extent that an Amended Option is not exercised prior to the consummation of the Change of Control, shall become entitled to receive, within 60 days after the consummation of such Change of Control and in full satisfaction of the rights of such holder with respect thereto, a single lump sum cash payment equal to the product of (i) the number of shares of Conor common stock subject to such Amended Option and for which such Amended Option shall not theretofore have been exercised and (ii) the excess, if any, of the fair market value of the per share consideration received by holders of Conor common stock in the Change of Control transaction over the exercise price per share of such Amended Options. On November 16, 2006, Conor entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Johnson & Johnson (“J&J”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Cypress Acquisition Sub, Inc., a wholly owned subsidiary of J&J, will merge with and into Conor, with Conor surviving such merger as a wholly owned subsidiary of J&J (the “Merger”). As a result of the Merger, stockholders of Conor will receive $33.50 per share in cash for each share of Conor common stock held. The Merger Agreement also provides that all outstanding options (including Eligible Options) will be cashed out upon consummation of the Merger. Consummation of the Merger is subject to customary closing conditions, including antitrust approvals and approval by the stockholders of Conor. Based on the foregoing definition, the Merger will constitute a Change of Control, with the exercisability and expiration of the Amended Options as described above.

Please check the appropriate box next to your Eligible Option(s) to indicate whether you will amend or not amend your Eligible Option. If you elect to amend your Eligible Option(s), you must amend all of the shares of common stock subject to such Eligible Option(s) that vested or will vest on or after January 1, 2005. A partial amendment will not be accepted.

You may change the terms of your election to amend such Eligible Option(s) by submitting a new Election Form or a Notice to Change Election From Accept to Reject prior to the Offer termination date of December 29, 2006 (or a later expiration date if Conor extends the Offer).

Grant Number	Grant Date	Exercise Price	Total Number of Applicable Unexercised Shares Subject to the Option (Shares to Be Amended)	I elect to amend this Option Grant	I elect not to amend this Option Grant
				☐	☐

I hereby agree that, unless I revoke my election before 11:59 p.m., Pacific Time on December 29, 2006 (or a later expiration date if Conor extends the Offer), my election will be irrevocable, and if accepted by Conor, such surrendered Eligible Option(s) will amend the expiration date as outlined above.

I further understand and agree that I can only elect to tender all shares subject to the Eligible Option(s) listed above that vested or will vest on or after January 1, 2005, and the tender of the Eligible Option(s) listed above will be for the full number of shares subject to such Eligible Option(s) and that vested or will vest on or after January 1, 2005.

I acknowledge and agree that neither the ability to participate in the Offer nor actual participation in the Offer shall be construed as a right to continued employment with Conor or my employer (except on an at-will basis, unless otherwise required by local law). I agree that Conor has made no representations or warranties to me regarding this Offer or the future pricing of Conor stock, and that my participation in this Offer is at my own discretion.

Please keep a confirmation of receipt of your facsimile transmittal of your Election Form for your record-keeping purposes.

I AGREE THAT CONOR SHALL NOT BE LIABLE FOR ANY COSTS, TAXES, LOSS OR DAMAGE THAT I MAY INCUR THROUGH MY ELECTION TO PARTICIPATE IN THIS OFFER.

Option Holder Signature	Social Security/or Employee ID Number

Option Holder Name (Please Print)	E-mail Address	Date

PLEASE HAND-DELIVER, EMAIL OR FAX YOUR SIGNED AND COMPLETED ELECTION FORM TO RUCHITA SINGHAL (EMAIL IS RUCHITA.SINGHAL@CONORMED.COM AND FAX NUMBER IS (650) 614-4141) NO LATER THAN 11:59 P.M., PACIFIC TIME ON DECEMBER 29, 2006 (OR A LATER EXPIRATION DATE IF CONOR EXTENDS THE OFFER).